PROFIT SHARING – RELEASE





10th May 2004

Tesco PLC

DIRECTORS' SHAREHOLDINGS

The Directors below have today had ordinary shares released, under the Company's Employee Profit Sharing Scheme, which were first appropriated on 10 May 2002 at a price of 263.50p.

Director	No of Shares
R W Brasher	3,036
P A Clarke	3,036
A T Higginson	3,036
T P Leahy	3,036
T J R Mason	3,874 (Including 838 in the name of F Mason)
D T Potts	3,036

F Mason sold 838 shares released to her at a price of 309.598p

Enquiries: M J Field
Deputy Secretary
Tesco PLC
Tel: 01992 632222

TESCO EMPLOYEE SHARE INCENTIVE PLAN ("Plan")

ANNOUNCEMENTS

10 May 2005

DIRECTORS SHAREHOLDING

1. Tesco PLC has today been notified that on Friday 6th May 2005, the Trustees of the Plan purchased Ordinary Shares of 5 pence each in the Company at a price of 313.25p on behalf of the Directors below:

R W Brasher	35
P A Clarke	35
A Higginson	35
T P Leahy	35
T J R Mason	35
D T Potts	35

2. The Trustees transferred 3,180,405 Ordinary Shares of 5 pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP 2 (unallocated shares). The transfer was made following the forfeiture of shares and purchase of shares in preparation for the forth coming free award, under the rules of the Plan, by participants who have left the group since the last purchase. The Directors above, together with 150,000 other employees, are potential participants in the Plan and are to be treated as interested in the 20,741,094 shares held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares).

M J Field
Deputy Secretary
Tesco PLC
Tel: 01992 632222